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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

QUIPP, INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
748802 10 5
(CUSIP Number)
Farnam Street Partners, L.P.
3033 Excelsior Boulevard, Suite 300
Minneapolis, MN 55426
Phone: (612) 253-6058

With a copy to:
Douglas T. Holod, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	748802 10 5	Page	2	of	8

1	NAMES OF REPORTING PERSONS Farnam Street Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		145,479

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		145,479

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	145,479

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	748802 10 5	Page	3	of	8

1	NAMES OF REPORTING PERSONS Farnam Street Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		145,479

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		145,479

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	145,479

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	748802 10 5	Page	4	of	8

1	NAMES OF REPORTING PERSONS Raymond E. Cabillot

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		145,479

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		145,479

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	145,479

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	748802 10 5	Page	5	of	8

1	NAMES OF REPORTING PERSONS Peter O. Haeg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		145,479

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		145,479

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	145,479

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

ITEM 1. SECURITY AND ISSUER
This statement relates to the common stock, $.01 par value, of Quipp, Inc., a Florida corporation (“Quipp” or the “Issuer”). The address of Quipp’s principal executive offices is 4800 N.W. 157th Street, Miami, Florida 33014.
ITEM 2. IDENTITY AND BACKGROUND
(a) This Schedule 13D is being filed by Farnam Street Partners, L.P., a Minnesota Limited Partnership (the “Fund” or “FSP”), of which the General Partner is Farnam Street Capital, Inc., a Minnesota corporation. Mr. Raymond E. Cabillot is Chief Executive Officer and Chief Financial Officer and Mr. Peter O. Haeg is President and Secretary of Farnam Street Capital, Inc. The Fund is making this filing because it is now the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.
(b) The principal office and place of business of all of the Reporting Person is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55426.
(c) Farnam Street Partners, L.P. was organized in January 1998 as a Minnesota Limited Partnership. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. (See Item (a) above for additional information.)
(d) - (e) During the last five years, neither the Fund nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Farnam Street Partners, L.P. is a Minnesota limited partnership. Farnam Street Capital, Inc. is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The source of the funds used for purchases is the investment proceeds of FSP.
ITEM 4. PURPOSE OF TRANSACTION
The Reporting Person’s recent purchases were, in part, based upon the Company’s public announcement that it is the Company’s intent to redeem rights issued pursuant to its shareholder rights plan.
All of the shares of the Company owned by the Reporting Person (FSP) were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. FSP makes investments in companies that it believes are undervalued.
In the ordinary course of its business activities, FSP analyzes the operations, capital structure, management strategies and corporate governance of the companies in whose securities it invests (including those of the company) on a continuous basis through, among other things, analysis of various documents, discussions with industry observers and discussions with representatives of such companies. In the course of its business activities, FSP may participate in discussions with third parties, including other holders of securities of subject companies, or with management of subject companies regarding potential changes in the operations, management, capital structure, or corporate governance of such companies in order to enhance shareholder value of subject companies. Such suggestions or positions may relate to one or more of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Based on the Company’s performance and depending on further study of the Company’s prospects, and upon future developments (including but not limited to performance of the Company’s stock in the market, the attitude of, actions taken or not taken and information provided by the Company’s Board of Directors and management, availability of funds, alternative investments, and general economic and stock market condition), FSP may from time to time purchase additional shares of the Company’s stock or dispose of all or some of the shares.
Previously and recently, FSP has conducted conversations with past and current members of the Company’s management and board of directors and FSP intends to have further discussions with Company’s management and board of directors. The purpose of FSP’s conversations with the Company’s management and board of directors is to continue to gather information and to initiate a dialogue regarding possible steps to enhance shareholder value which may include, but not be limited to, the items specified in clauses (a) through (j) of Item 4 of the Schedule 13D filing form. FSP expects to continue its discussions with the Company’s management and board, and may in the future make suggestions or proposals intended to enhance shareholder value, or may take a position supporting such suggestions or proposals made by other shareholders or outside parties.
Except as set forth in this Item 4, FSP has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but it will continue to analyze and review its position based upon further developments.
ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER
(a) The Fund beneficially owns 145,479 shares of the outstanding Common Stock of the Issuer, representing approximately 9.8% of the Common Stock (based upon 1,477,746 shares outstanding on November 5, 2007, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed on November 14, 2007).
(b) The Fund does not share voting and dispositive power with respect to any shares.
(c) TRANSACTIONS SINCE LAST FILING.
The following purchases have occurred in the last 60 days:

Trade Date	Number of Shares	Price per Share
11/30/07	4,977	$4.50
d. Not applicable.
e. Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Agreement to file jointly (incorporated by reference to Exhibit 99.1 to Schedule 13D filed on September 10, 2007).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2007	FARNAM STREET PARTNERS, L.P.

	BY:	FARNAM STREET CAPITAL, INC.,
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot,
Chief Executive Officer

By:	/s/ Peter O. Haeg
Peter O. Haeg,
President

/s/ Raymond E. Cabillot
Raymond E. Cabillot

/s/ Peter O. Haeg
Peter O. Haeg